Exhibit 99.6
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Crescent Point Energy Corp. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Craig Bryksa, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 5, 2020	CRESCENT POINT ENERGY CORP.
/s/ Craig Bryksa
	Name: Title:	Craig Bryksa President and Chief Executive Officer